Mail Stop 3561

December 22, 2009

Elyse Douglas
Executive Vice President and Chief Financial Officer
Hertz Global Holdings, Inc.
225 Brae Boulevard
Park Ridge, NJ 07656

> **Re:** **Hertz Global Holdings**
> **The Hertz Corporation**
> **File Numbers 001-33139 and 001-07541**
> **Form 10-K: For the Fiscal Year Ended December 31, 2008**
> **Definitive Proxy Statement on Schedule 14A**

Dear Ms. Douglas:

We have reviewed the above referenced filings and have the following comments. We believe you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days.

Form 10-K: For the Fiscal Year Ended December 31, 2008

Risk Factors, page 32

1. Please remove the references in your first paragraph that you discuss some, but not all of the important risks or revise to clarify that you have discussed all known material risks.

Management's Discussion and Analysis, page 69

Results of Operations, page 85

2.   Please revise to discuss results of operations by reportable segment consistent with Note 9 to your financial statements.

3.   Please consider revising your disclosure to quantify amounts of various sub-categories of direct operating expenses in a table, including columns for dollar and percentage changes.

Liquidity and Capital Resources, page 91

4.   Please enhance your operating cash flow disclosure by providing a discussion and analysis of the material factors that impact the comparability of operating cash flows between comparative periods in terms of cash. References to line items (or changes therein) in the statements of cash flows, as in your present disclosure, do not provide a sufficient basis for an investor to analyze the impact on cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Notes to Consolidated Financial Statements, page 127

Note 10: Litigation and Guarantees, page 169

5.   A large portion of your disclosure is dedicated to providing the history of the legal proceedings in various cases in which you are involved, including the dates of various motions, petitions, appeals, and hearings. In addition, your disclosure includes a significant amount of legalese, including statements such as: "we filed an interlocutory appeal," "we filed a petition for leave to appeal," "motion for certification seeking to have the interpretation of Nevada Revised Statutes Section 482.31575 certified," "plaintiff asserted…common law conversion," and "the court granted – with leave to amend- the separate motions." Also, while you state that you believe you have meritorious defenses and that you will defend yourself, you have not specifically stated your conclusion as to the likelihood of a loss contingency with respect to each of the matters disclosed. Therefore, it is not clear whether you believe the likelihood of an adverse outcome is other than remote, nor is it clear how material, or potentially material, each of these matters is, or could be, to you. We believe your disclosure would be much more useful to investors if it was focused on describing the current status of the cases, in plain English, rather than on the history of legal proceedings. Further, please ensure that your disclosures are clear about your conclusions regarding each matter by revising to state your conclusion as to the likelihood of a loss contingency with respect to each case and the related amount. Please note that for matters where

you judge the likelihood of loss to be reasonably possible or probable but for which you believe the amount of loss cannot be reasonably estimated, you should explicitly state your conclusion that the loss cannot be reasonably estimated. We note, however, that FIN 14 states that accrual of a probable loss should not be delayed until only a single amount can be reasonably estimated. When a loss is probable and the reasonable estimate of the loss is a range, the best estimate within the range should be accrued. If no amount within the range appears to be a better estimate than any other amount within the range, the minimum amount in the range should be accrued. Where losses are accrued and arose from a range, you should disclose whether the accrual was the best estimate within a range or the low end of the range and the range of reasonably possible losses. We believe you should also follow this guidance with respect to disclosure of reasonably possible losses. Please provide us with a copy of your intended revised disclosure.

6.   We note that, in the aggregate, you expect to expend material sums to defend and settle public liability and property damage actions and claims or to pay judgments resulting from them. Please ensure that the intended revised disclosure requested in the preceding comment addresses these public liability and property damage matters.

Definitive Proxy Statement on Schedule 14A

EICP, page 25

7.   We note that you establish numerical goals relating to certain performance criteria that must be achieved in order for each named executive officer to receive an award under your Executive Incentive Compensation Program. Please confirm to us that in future filings you will provide quantitative disclosure regarding the targets actually reached for each performance criteria. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, provide us with a detailed explanation for such conclusion. Also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Kuhn at (202) 551-3308 or me (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 with any questions regarding comments on the risk factors or the Definitive Proxy Statement on Schedule 14A.

Sincerely,

Lyn Shenk
Branch Chief